FILE NO. 70-09541

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                    FORM U-1
                        APPLICATION/DECLARATION UNDER THE
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 WITH RESPECT TO ISSUANCE OF RATE REDUCTION BONDS
                              AND RELATED TRANSACTIONS


The Connecticut Light                 Western Massachusetts Electric Company
  and Power Company                   174 Brush Hill Avenue
107 Selden Street                     West Springfield, MA 01090
Berlin, CT 06037

                    Public Service Company of New Hampshire
                                1000 Elm Street
                              Manchester, NH 03101
        (Names of companies filing this statement and addresses of principal executive offices)


                                 NORTHEAST UTILITIES
                     (Name of top registered holding company)
                                 Cheryl W. Grise
               Senior Vice President, Secretary and General Counsel
                        Northeast Utilities Service Company
                                 107 Selden Street
                                 Berlin, CT 06037
                      (Name and address of agent for service)

         The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                     John P. Stack
Assistant General Counsel                   Executive Director -
Northeast Utilities Service Company         Corporate Accounting and Taxes
P.O. Box 270                                Northeast Utilities Service Company
Hartford, CT 06141-0270                     P.O. Box 270
                                            Hartford, CT 06141-0270


                             Richard J. Wasserman, Esq.
                              Day, Berry & Howard LLP
                                   City Place I
                              Hartford, CT 06103-3499




The Application/Declaration in this File is hereby amended by the filing of the following exhibits:

(a)   Exhibits

      G.  Financial Data Schedules

(b)   Financial Statements

      1.  Northeast Utilities and Subsidiaries (consolidated)

          1.1  Balance sheet, per book and pro forma, as of March 31, 2000.

          1.2 Statement of income, per book and pro forma, for the 12 months ended March 31, 2000, and statements of retained earnings and capital structure, per book and pro forma, as of March 31, 2000.

      2.  Northeast Utilities (parent company only).

          2.1  Balance sheet, per book and pro forma, as of March 31, 2000.

          2.2 Statement of income, per book and pro forma, for the 12 months ended March 31, 2000, and statements of retained earnings and capital structure, per book and pro forma, as of March 31, 2000.

      3.  The Connecticut Light and Power Company

          3.1  Balance sheet, per book and pro forma, as of March 31, 2000.

          3.2 Statement of income, per book and pro forma, for the 12 months ended March 31, 2000, and statements of retained earnings and capital structure, per book and pro forma, as of March 31, 2000.

      4.  Public Service Company of New Hampshire

          4.1  Balance sheet, per book and pro forma, as of March 31, 2000.

          4.2 Statement of income, per book and pro forma, for the 12 months ended March 31, 2000, and statements of retained earnings and capital structure, per book and pro forma, as of March 31, 2000.

      5.  Western Massachusetts Electric Company

          5.1  Balance sheet, per book and pro forma, as of March 31, 2000.

          5.2 Statement of income, per book and pro forma, for the 12 months ended March 31, 2000, and statements of retained earnings and capital structure, per book and pro forma, as of March 31, 2000.






                                       SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY


By: /s/ John P. Stack
        John P. Stack
        Controller
Date:   June 23, 2000


PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


By: /s/ David R. McHale
        David R. McHale
        Vice President and Treasurer
Date:   June 23, 2000


WESTERN MASSACHUSETTS ELECTRIC COMPANY

By: /s/ David R. McHale
        David R. McHale
        Vice President and Treasurer
Date:   June 23, 2000